Precipio, Inc.

4 Science Park

New Haven, CT 06511

April 9, 2020

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precipio, Inc.

Registration Statement on Form S-3/A

File No. 333-237445

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Precipio, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on April 13, 2020, or as soon thereafter as possible.

PRECIPIO, INC.

By: /s/ Ilan Danieli
Name: Ilan Danieli
Title: Chief Executive Officer